

COCO CODERS

Coding for Kids: Preparing the Next Generation for the AI Age

cococoders.com   Incline Village, NV   𝕏   in   ▶   f   ⊙   🔊

Technology   Female Founder   SaaS   B2C   VC-Backed

Highlights

VC-Backed

Raised $250K or more from a venture firm

Repeat Founder

Founder has started a previous company funded with $2M+

1. ✅ Annual Recurring Revenue (ARR) accelerating rapidly, now over $500k.

2. ⚡Active Subscriptions are up 200% year-over-year.

3. 💳 Achieving Top Honors: #1 in Computer Clubs on Trustpilot, Celebrated for Excellence in EdTech.

4. ↗️ Our CEO brings a proven track record of scaling 2 other education ventures to impressive heights.

5. 🧠 Taught over 12,000 Students between the ages of 6 and 14 with unmatched Customer Satisfaction.

6. 🪝 For every $1 spent on ads, the company makes $9 in revenue.

7. ⚓ B2C business engine has been built & is ready to scale; next milestone is corporate partnerships

8. 🤖 AI forms the foundation of processes behind Coco Coders.

Our Team



Elizabeth Tweedale CEO & Founder

Visionary leader named a top female in tech by Deloitte and Financial Times. Award-winning author of 6 books teaching children how to code and founder of Cypher Coders, BlueSHIFT, and GoSpace AI.



Paul Brooks Chief Product Officer



Tech founder with previous business exits. Previously head of product for Tutorful, the largest UK online private tuition platform. Developed systems that brought Cypher to profitability.



Caroline Viles Chief Financial Officer

Financial executive with experience in multiple sectors. Served as an upstream M&A economist for Shell and 3rd finance hire at Monzo, taking the bank from the UK to the US market. Also serves as the Finance Director at Gaia and CFO at Cypher Coders.



Gordon Smith Head of Partnerships

EdTech veteran with multiple exits, the latest to Learning.com where he joined as their Head of Innovation for a Year after selling them Codesters.

There is a huge gap in tech education for children

Millions of kids miss out on learning coding and technology skills at school and risk being left behind in an increasingly digital world. Research shows that unless we secure the foundations of technology literacy before age 14, students will struggle to develop it later in life.

92% of future jobs will require digital skills



But tech education is not keeping up

According to McKinsey, a staggering 92% of future jobs will require digital skills, but there is already a massive skills gap that is **predicted** to cost the US economy $454 billion by 2028 and force employers to look abroad for talent.

We need a radical change in how we educate our children.

Of course, parents already know this, and they're driving a boom in demand for education technology (EdTech).

$500k
Annual Recurring Revenue

100% growth in 12 months

Our mission: Make sure the next generation develops the skills they'll need to thrive

Coco Coders teaches children aged 6-14 how to code via live online, teacher-led lessons. Parents pay a recurring monthly subscription of $99 for weekly group classes of 2-6 children of a similar age and skill level.

Our coding lessons are fun, and affordable, and designed to engage children through rich, colorful themes that feel like play (not work) and appeal to every type of coder.



Through our proprietary curriculum and online platform, we've created a better way to help children master core concepts and build confidence.

We've developed thousands of hours of lessons based on creative themes and collaborative group work, structuring these lessons into a **20-level graduating system that is STEM-certified.**



Teaching coding through rich, colorful themes



The booming EdTech market

We are experiencing a massive disruption to the way our children learn. The education sector is rapidly shifting towards privatization and digitalization.

It's estimated that global education spending will approach $10 trillion by 2030, and EdTech is the fastest-growing segment, with expected growth of 78% from 2020 to 2025.

EdTech Spend will nearly double by 2025

Over half the EdTech spend is in **Coco's Target Market** specifically

$10.0T
$7.8T
$6.3T
$5.2T
$4.2T
$3.5T
$2.8T

2000 2005 2010 2015 2020 2025E 2030E

EDTECH SPEND

$227B
3.6%
of total spend
2020

$404B
5.2%
of total spend
2025E

We are a fast-growing company in a fast-growing market, which we've

We are a fast-growing company in a fast-growing market, which we've estimated to be worth close to $8 billion per year.

Parents find Coco Coders through online advertising and word of mouth. **For every $1 spent on ads, we generate $9 in revenue.** Today, Coco's customer acquisition cost (CAC) payback is within four months, well below the 12-month standard in the industry.



In the past year, we've significantly refined our digital sales funnel. We've doubled our student count, and grown to an annual recurring revenue (ARR) of over half a million dollars which is forecast to triple by the same time next year.

Team

We have the foundations to deliver this transformative business.

Coco founder Elizabeth previously co-founded a highly successful AI company, writing the patented AI and building a tech team that now serves household-named clients. Our team includes serial entrepreneurs who've built and exited several EdTech businesses, the most recent of which is Cypher Coders, the UK's leading in-person coding school for kids.

We have a proven, repeatable process for hiring, onboarding, and training fantastic teachers, taking them from interview to first lesson in a matter of weeks so that we can comfortably scale as our student numbers grow.



> **Very patient and kind teachers who walk the kids through the process and explain what they are doing and why.**
> **My son felt proud of his work.**
>
> *- Kayt M.*

Our next phase of growth

Corporate sponsorships

Already in a beta stage, our corporate partnership model allows companies to sponsor underprivileged kids through charities or local communities - bolstering our recurring revenue and helping to ensure every child has a chance to learn core tech skills for a successful future.

Online advertising

Advertising is at the core of our customer acquisition strategy, giving us a return of $9 for every $1 we invest. We will use our Wefunder investment to double -down on this advertising and triple our B2C

customer base in the next 12 months.

Gamifying education

We are about to launch a new interactive system that will introduce gaming mechanics to reward children for achievements and participation, giving them a clear learning journey with Coco Coders. We've designed this to keep kids engaged with our platform - and with healthy educational screen time - for even longer.

The teacher was very patient and kind to my daughter whose very first time doing coding work was this class. My daughter loved it and wants to do more.
- Mandy C.

Invest in the future of education

With demand for coding skills skyrocketing and the education system struggling to keep up, Coco Coders is perfectly placed to lead the market for online coding lessons for kids. Our engaging live online lessons for children as young as six are not just about coding; they're about preparing the next generation for a world dominated by technology.

Don't miss out on this opportunity to make a difference in education and profit from a rapidly growing EdTech market worth an estimated $8 billion.

Invest in Coco Coders today and help shape the future of learning.

Downloads



[Coco Coders - Intro Deck 202402.pdf](#)